

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 9, 2016

Via E-mail
Noah Davis
President and Chief Operating Officer
Panther Biotechnology, Inc.
1517 San Jacinto Street
Houston, Texas 77002

> **Re: Panther Biotechnology, Inc.**
> **Amended Form 8-K**
> **Filed January 27, 2017**
> **File No. 000-55074**

Dear Mr. Davis:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment 2 of our letter dated December 12, 2016. You cite the ownership of two patent licenses and one patent purchased primarily in stock of your company as evidence you were not a shell company prior to the share exchange. Because of the absence of any meaningful effort to pursue business development under this intellectual property, we continue to believe that you were a shell company. You should revise your current report accordingly.

Exhibit 99.3—Unaudited Pro Forma Combined Financial Information

2. Please update the financial statements as required by Rule 8-08 of Regulation S-X and update the pro forma financial statements accordingly. In this regard, we note both Brown and Panther's financial statements included in the current filing are over 135 days old and need to be updated as of October 31, 2016, based on the October 31 year end you have adopted as noted on page 4.

3. Please revise your disclosure on page 1 of Exhibit 99.3 to state that the unaudited pro forma statements of operations give effect to the reverse merger as if the transaction occurred at the beginning of the earliest period presented. Please also update the disclosure so the unaudited pro forma balance sheet is as of the most recent balance sheet date for which updated financials statements are required to be provided.

4. Please present pro forma earnings per share amounts pursuant to Rule 11-02(b)(7) of Regulation S-X. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary.

5. We note from footnote B to your pro forma financial statements that your pro forma balance sheet gives effect to the assumed sale of 1,666,667 shares of your common stock for gross proceeds of $250,000 in conjunction with the closing of the share exchange agreement. We further note from your disclosure under Item 2.01 and Item 3.02 that you sold 499,999 shares totaling $75,000 and that you have no further capital raise requirement under the exchange agreement. Please revise your pro forma balance sheet to reflect the actual number of shares sold and the related dollar amount.

6. As we continue to believe you are a shell company, please note that the acquisition of a private operating company by a non-operating public shell company is a capital transaction in substance, rather than a business combination. As such, the assets and liabilities of both companies should be combined at their net book value. Please revise your pro forma financial statements to remove any fair value adjustments.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: David M. Loev, Esq.